Calyxt, Inc.

2800 Mount Ridge Road

Roseville, MN 55113

July 29, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chris Edwards, Esq.

RE:	Calyxt, Inc.

Registration Statement on Form S-3 (File No. 333-266302)

Ladies and Gentlemen:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, Calyxt, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on August 2, 2022 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant also hereby requests that the Commission notify Peter Devlin of Jones Day at 212-326-3978 or pdevlin@jonesday.com to confirm that the Registration Statement has become effective.

Please contact Peter Devlin of Jones Day if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

CALYXT, INC.

By:	/s/ William F. Koschak
William F. Koschak
Chief Financial Officer

cc:	Peter Devlin, Jones Day